January 3, 2006

BY EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 205499

Re:	Rentech, Inc.

Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

Rentech, Inc., a Colorado corporation (the “Company”), encloses for filing pursuant to the Securities Exchange Act of 1934, as amended, the Company’s Preliminary Proxy Statement on Schedule 14A with respect to its 2006 Annual Meeting of Shareholders (“Annual Meeting”). At the Annual Meeting, the Company’s shareholders will vote on the following:

1. To elect two directors for terms of three years each;

2. To vote on a proposal to purchase Royster-Clark Nitrogen, Inc.;

3. To vote on a proposal for the potential issuance of 20% or more of the Company’s outstanding common stock at prices below market value; and

4. To vote on a proposal to adopt the Company’s 2006 Incentive Award Plan.

With respect to item 4 above, pursuant to Instruction 5, Item 10 of Schedule 14A, please be advised that, assuming the Company’s shareholders approve the plan, the Company intends to file a Registration Statement on Form S-8 to register the shares of common stock issuable pursuant to awards under the 2006 Incentive Award Plan after the Annual Meeting.

Sincerely,

RENTECH, INC.

By:	/s/ Amanda M. Darby
Amanda M. Darby
General Counsel and Secretary

1331 Seventeenth Street, Suite 720 • Denver, Colorado 80202 • 303/298-8008 • FAX 303/298-8010